EXHIBIT 99.1

Date: February 1, 2011	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: TRANSCANADA CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	01-03-2011
Record Date for Voting (if applicable) :	01-03-2011
Beneficial Ownership Determination Date :	01-03-2011
Meeting Date :	29-04-2011
Meeting Location (if available) :	CALGARY, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TRANSCANADA CORPORATION